Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2012	2011	2010
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$18,196	$16,439	$9,616

Less: Dividend Requirements on Preferred Stock	102	131	132

Net Income Applicable to Common Stock	$18,094	$16,308	$9,484

Average Number of Common Shares Outstanding—Basic	12,669	10,880	10,823

Dilutive Effect of Stock Options and Restricted Stock	3	3	1

Average Number of Common Shares Outstanding—Diluted	12,672	10,883	10,824

Earnings Per Share—Basic	$1.43	$1.50	$0.88

Earnings Per Share—Diluted	$1.43	$1.50	$0.88